02018821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5261_

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2002
WASH., D.C. 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W175 N11117 Stonewood Dr., Suite 104
(No. and Street)

Germantown, WI 53022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Haese (262)253-1205
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, C.P.A., S.C.
(Name — *if individual, state last, first, middle name*)

14040 W. Capitol Dr., Brookfield, WI 53005
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-22-02

OATH OR AFFIRMATION

I, William R. Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

[Signature]

Signature

President

Title

[Signature] Debra A. Haese

Notary Public

DEBRA A. HAESE NOTARY PUBLIC STATE OF WISCONSIN

exp: 11/27/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2001 and 2000

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2001 & 2000

TABLE OF CONTENTS

WILLIAM
MATTHEWS
C.P.A., S.C.
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

February 2, 2002

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2001 and 2000 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

414-784-5775
FAX: 414-784-3558
500 Elm Grove Rd., Suite 101
Elm Grove, Wisconsin 53122
WILLIAM MATTHEWS, C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTANT

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2001 and December 31, 2000

Assets	December 31, 2001 Allowable	Non-Allowable	Total	December 31, 2000 Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$29,819		$29,819	$517		$517
Commissions and related Receivables- note 4	37,457		37,457	24,077		24,077
Securities at market	99,956	2,944	102,900	43,849	5,980	49,829
Other assets and receivables		2,991	2,991		4,948	4,948
Total Current Assets	167,232	5,935	173,167	68,443	10,928	79,371
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$202,232	$5,935	$208,167	$103,443	$10,928	$114,371

Liabilities and Stockholders Equity

	December 31, 2001	December 31, 2000
Current Liabilities:		
Commission payable - note 5	$92,608	$17,465
Total Liabilities	$92,608	$17,465
Stockholders Equity:		
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding *in 2001 and 2000 respectively - note 8*	*$10,000*	*$10,000*
Additional paid in capital	100,000	100,000
Unrealized capital gain(loss)	(27,640)	(20,386)
Retained earnings (deficit)	33,199	7,292
TOTAL STOCKHOLDERS EQUITY	$115,559	$96,906
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$208,167	$114,371

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2001 and December 31, 2000

	For the Years Ended Dec.31	
	2001	2000
Revenue:		
Securities commissions - Listed stock	$ 45,865	$ 6,447
- OTC stock	110,077	8,985
- Mutual funds	193,103	14,667
- Options	12,376	1,234
- Bonds	11,711	9
Total securities commissions	373,131	31,342
Private placements fees	868,328	100,000
Insurance commissions	33,800	2,657
Limited partnership commissions	700	0
Miscellaneous income	32,169	2,965
Total Revenues	1,308,128	136,963
Expenses:		
Salaries	$ 42,159	$ 2,328
Commissions paid	1,140,590	117,632
Professional fees	61,020	6,434
Quote service rental	7,436	25
Registration fees	21,915	7,666
Other general and administrative expenses	24,620	862
Total Expenses	1,297,741	134,948
Operating Income (Loss)	$ 10,387	$ 2,016
Other Income (Expense)		
Interest dividend income	3,675	1,268
Realized asset depreciation (appreciation)	11,845	4,008
Bad debts	0	0
Total Other Income (Expense)	15,520	5,276
Net Income (Loss) for the Year	$ 25,907	$ 7,292
Retained Earnings - Beginning of Year	7,292	0
Retained Earnings (Deficit) - End of Year	$ 33,199	$ 7,292

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2001 and December 31,2000

	For the Year Ended Dec. 31. 2001	2000
Cash flow from Operating Activities		
Net income (loss)	$ 25,907	$ 7,292
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	(13,380)	(24,077)
Investment in common stock - trading, at cost	(53,071)	(49,829)
Other Assets	1,957	(4,948)
Increase (decrease) in		
Commissions payable - note 5	75,143	17,465
Net cash provided by (used for) operating activities	36,556	(54,097)
Cash Flow from Financing Activities		
Increase in security deposits	0	(35,000)
Unrealized capital gain (loss)	(7,254)	(20,386)
Proceeds from issuance of common stock	0	110,000
Net cash provided by (used for) financing activities	(7,254)	54,614
Net increase (decrease) in cash	29,302	517
Cash at beginning of year	517	0
Cash at end of year- note 3	$ 29,819	$ 517

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and DECEMBER 31, 2000

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and DECEMBER 31, 2000

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2001 and December 31, 2000.

	December 31, 2001			Dec. 31, 2000
	Allowable	Non-Allowable	Total	Total
Checking	$ 29,819	$ 0	$ 29,819	$ 517
Money market	0	0	0	0
Risk trading account	99,956	2,944	102,900	49,829
Total	$ 129,775	$ 2,944	$ 132,719	$ 50,346

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2001 and December 31, 2000.

December 12, 2001			December 31, 2000
Allowable	Non-Allowable	Total	Total
$37,457		$37,457	$24,077

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.).

For the years ended December 31, 2000 and December 31, 1999, no rent expense was incurred as the management fees collected by the associated company included a fee for rental expense.

Management Fees

Superior Financial Services, Inc pays management fees to an associated company (Haese Financial Group, Inc.). The fees are paid on an informal basis, and are based on a percentage of revenue earned, but can be waived altogether by the associated company if the funds are not available.

For the years ended December 31, 2001 and December 31, 2000, management fees expense amounted to $60,000 and $6,000, respectively. There were no management fees payable as of December 31, 2000 and December 31,1999.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and DECEMBER 31, 2000

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S50,000, for brokers who receive securities, but who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2001 and December 31, 2000.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2001 and 2000, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2001 and 2000, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2001 and 2000, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2001.

February 2, 2002

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2001 and December 31, 2000

	For the years ended December 31 2001	2000
Other General and Administrative Expenses		
Accounting	$ 1,317	$ 0
Advertising	0	0
Dues and subscriptions	0	29
Bank fees	92	48
Insurance	21,137	590
Legal Fees	0	0
Amortization	920	0
Office supplies	361	48
Postage	530	148
Repairs, maintenance and property taxes	264	0
Telephone	0	0
Total Expenses	$ 24,620	$ 862

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001 and December 31, 2000

	For the years ended December 31	
	2001	2000
Balance at beginning of year	$ 96,906	$ 0
Add: Net income (loss)	25,907	7,292
Unrealized capital gain(loss)	*(7,254)*	*(20,386)*
Issuance of common stock	0	110,000
Balance at end of year	$ 115,559	$ 96,906

* * *

Statements of Changes in Liabilties Subordinated to Claims of General Creditors
As of December 31, 2001 and December 31, 2000

	As of December 31	
	2001	2000
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2001 and December 31, 2000

	As of December 31 2001	2000
Total stockholders' equity per financial statement	$ 115,559	$ 96,906
Deduct: Total nonallowable assets per statement of financial position	(5,935)	(10,928)
Net Capital	$ 109,624	$ 85,978

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2001 and December 31, 2000

	As of December 31 2001	2000
Net Capital	$ 109,624	$ 85,978
Deduct: Minimum dollar net capital requirement-note 7	(50,000)	(50,000)
Excess Net Capital	$ 59,624	$ 35,978

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2001 and December 31, 2000

	As of December 31	
	2001	2000
Unaudited net capital per focus report	$ 109,624	$ 85,978
Adjustments to asset accounts-increase (decrease)		
Cash		
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited net capital	$ 109,624	$ 85,978

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2001 and December 31, 2000

	As of December 31	
	2001	2000
Unaudited Excess Net Capital	$ 59,624	$ 35,978
Adjustments to asset accounts-increase (decrease)		
Cash	0	0
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited Excess Net Capital	$ 59,624	$ 35,978

The accompanying notes are part of these financial statements

WILLIAM
MATTHEWS
C.P.A., S.C.
Certified Public Accountant

February 2, 2002

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 2, 2002.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

414-784-5775
FAX: 414-784-3558
500 Elm Grove Rd., Suite 101
Elm Grove, Wisconsin 53122
WILLIAM MATTHEWS, C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTANT